CUSIP NO. N01045108	13D	Page 1 of 20

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Affimed N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Sonja Frech

c/o aeris CAPITAL AG

8808 Pfäffikon SZ

Switzerland

+41 55 511 12 31

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N01045108	13D	Page 2 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SGR Sagittarius Holding AG (“SGR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,334,397 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Dr. h.c. Klaus Tschira (“Tschira”), the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
5,334,397 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to dispose of these shares.*
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,334,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.2%
14	TYPE OF REPORTING PERSON CO

* Includes 353,887 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 3 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AGUTH Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to dispose of these shares.*
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.6%
14	TYPE OF REPORTING PERSON CO

* Includes 43,164 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 4 of 20

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. h.c. Klaus Tschira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to dispose of these shares.*
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.6%
14	TYPE OF REPORTING PERSON IN

* Includes 397,051 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on September 22, 2014 (the “Original Schedule 13D”) on behalf of SGR Sagittarius Holding AG, AGUTH Holding GmbH and Dr. h.c. Klaus Tschira (collectively, “the Reporting Persons”) relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.), a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). Except as set forth below, this Amendment No. 1 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended to add the following statement:

In connection with the execution of the Amended and Restated Carve Out Agreements and the Termination Agreement by the Reporting Persons, certain other shareholders of the Issuer, and the Beneficiaries, the “group” as reported on the Original Schedule 13D terminated. The form of such Amended and Restated Carve Out Agreements entered into between the Reporting Persons and the each Beneficiary and the Termination Agreement are attached hereto as Exhibit E and Exhibit F, respectively.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT E	Form of Amended and Restated Carve Out Agreement
EXHIBIT F	Termination Agreement
EXHIBIT G	Power of Attorney

CUSIP NO. N01045108	13D	Page 6 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Uwe Feuersenger

Name:	Sonja Frech, Uwe Feuersenger

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Frank Mühlenbeck

Name: Dr. Frank Mühlenbeck on behalf of Dr. h.c. Klaus Erwin Tschira (see attached PoA)

Title:	Director

Dr. h.c. Erwin Klaus Tschira
Dr. Frank Mühlenbeck on behalf of Dr. h.c. Klaus Erwin Tschira (see attached PoA)

CUSIP NO. N01045108	13D	Page 7 of 20

EXHIBIT INDEX

Exhibit	Description

EXHIBIT E	Form of Amended and Restated Carve Out Agreement
EXHIBIT F	Termination Agreement
EXHIBIT G	Power of Attorney

CUSIP NO. N01045108	13D	Page 8 of 20

exhibit E

Amended and Restated Carve Out Agreement

by and between

1.	AGUTH Holding GmbH, Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany

- hereinafter referred to as the "Shareholder" -

and

2.	[_____]

- hereinafter referred to as the "Beneficiary" -

The Shareholder and the Beneficiary are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

Preamble

The Shareholder is a shareholder of Affimed N.V., Amsterdam, the Netherlands (hereinafter referred to as "Affimed N.V."), and Affimed N.V. in turn is the sole shareholder of Affimed GmbH, Heidelberg, Germany (hereinafter referred to as "Affimed GmbH") which came into existence as a result of the conversion (formwechselnde Umwandlung) of the former Affimed Therapeutics AG, Heidelberg, Germany (hereinafter referred to as "Affimed AG") into a GmbH.

The Shareholder and further shareholders of Affimed N.V. (who all used to be shareholders of Affimed AG), the Beneficiary and Affimed GmbH are parties to that certain "Carve Out Agreement" dated September 1, 2014 (hereinafter referred to as the "Original Carve Out Agreement"). The Original Carve Out Agreement had been entered into prior to the closing of the IPO of Affimed N.V. on the Nasdaq Global Market and the reorganization of Affimed AG undertaken in connection therewith resulting in a transfer of all shares in Affimed AG to Affimed N.V. In order to complete an exit of their participation in Affimed AG or a holding company by way of a trade sale, asset deal, merger, reverse take-over or IPO and to maximize the proceeds of such exit, the former shareholders of Affimed AG have granted the Beneficiary (and other beneficiaries) a participation in their proceeds of such exit by virtue of the Original Carve Out Agreement.

CUSIP NO. N01045108	13D	Page 9 of 20

On September 17, 2014, the IPO of Affimed N.V. on the Nasdaq Global Market has been closed, so that a Transaction (as defined in the Original Carve Out Agreement) has been Consummated (as defined in the Original Carve Out Agreement) and the Beneficiary shall be entitled to a payment claim against the former shareholders of Affimed AG, including the Shareholder, upon the respective Payment Date (as defined below) of such Transaction.

In order to facilitate the administration and settlement of the claims under the Original Carve Out Agreement, the parties to the Original Carve Out Agreement have agreed to terminate the Original Carve Out Agreement for the future and to replace it by individual amended and restated carve out agreements between each of the former shareholders of Affimed AG and the Beneficiary.

NOW, THEREFORE, with effect as of the termination of the Original Carve Out Agreement, the Parties hereby agree as follows.

§ 1

Settlement of the Carve Out

(1)	Upon the effectiveness of this "Amended and Restated Carve Out Agreement" (hereinafter referred to as "this Agreement"), which shall be effective upon the execution of this Agreement by each party hereto and the effectiveness of the termination of the Original Carve Out Agreement, the Shareholder herewith authorizes Affimed N.V. to deposit in trust with Böhret Sehmsdorf GmbH, Dresden, Germany (hereinafter referred to as the "Trustee") a total of _____ fully paid common shares in Affimed N.V. with a nominal value of EUR 0.01 in the share capital of Affimed N.V. (hereinafter collectively referred to as the "Trust Shares"), whereby the Trustee shall hold the Trust Shares for the time being on behalf and for the benefit of the Shareholder.

(2)	As soon as practicable after __________ ___, 201_, the Trustee shall sell, in strict compliance with the safe harbor regulations of Rule 144 under the US Securities Act of 1933, as amended, and/or any other applicable safe harbor regulations, and in strict compliance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and applicable blue sky laws and insider trading regulations, and in strict compliance with the selling instructions set forth in Exhibit A hereto, __[1] % of the Trust Shares – in one or more tranches – in order to cover any and all applicable taxes, social security contributions and other charges as per § 2 below accruing in connection with the grant of the entitlements and/or payments to the Beneficiary. The Beneficiary shall be entitled to change the selling instructions set forth in Exhibit A hereto at any time and from time to time by providing the Trustee and the Shareholder with a revised Exhibit A in writing or by telefax, provided that such change must comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934; such changed selling instructions shall become binding for the Parties five business days after receipt of the revised Exhibit A by the Trustee.

1 The applicable personal tax rate.

CUSIP NO. N01045108	13D	Page 10 of 20

The Trustee shall give the Shareholder written notice (including by telefax or email) in the form of Exhibit B hereto (a "Sale Notice") of any such sale of Trust Shares at least two business days prior to the anticipated execution of such sale (the "Anticipated Payment Date"). The Sale Notice shall specify the number of Trust Shares to be sold (the "Sale Trust Shares") and the Anticipated Payment Date. The Shareholder, upon written notice (including by telefax or email) to the Trustee given not later than one business day subsequent to the date of the Sale Notice, may elect to transfer to the Trustee cash in the amount of (x) the Sale Trust Shares multiplied by (y) the closing price per share of Affimed N.V. on the Nasdaq Global Market on the Anticipated Payment Date (the "Alternative Trust Share Payment"). No later than one business day following the applicable Anticipated Payment Date, the Shareholder shall transfer to the Trustee cash in the amount of the Alternative Trust Share Payment in Euros unless otherwise instructed by the Beneficiary; and the Trustee shall transfer to the Shareholder the Sale Trust Shares, which transfer may be executed on the books of Affimed N.V.

In case of an Alternative Trust Share Payment, the applicable Anticipated Payment Date, and in all other cases, any date on which the Trustee sells Trust Shares in accordance with the preceding provisions hereinafter shall be referred to as a "Payment Date".

As a result of the closing of the IPO of Affimed N.V. and the Original Carve Out Agreement, the Beneficiary shall be entitled to a claim against the Shareholder gross (brutto), which shall come into existence (entstehen) under the condition precedent (aufschiebende Bedingung) of the occurrence of, and shall be paid to the Beneficiary at, the respective Payment Date in such a way that the Trustee shall (i) forward the sale proceeds generated at the respective Payment Date or cash in the amount of the Alternative Trust Share Payment to Affimed N.V. or Affimed GmbH, as applicable, (in order to enable them to pay such taxes, social security contributions and other charges through the local payroll tax), to the relevant tax and other authorities and/or to the Beneficiary, as applicable, and (ii) instruct Affimed N.V. to transfer on its books such number of Trust Shares to the name of the Beneficiary as is equal to (a) the total number of Trust Shares sold by the Trustee at the respective Payment Date or the total number of Sale Trust Shares as of the applicable Payment Date, as the case may be, multiplied by (b) ______ 2. The payments and transfers under (i) and (ii) of the preceding sentence shall be in full discharge of the obligations of the respective Shareholder hereunder at the respective Payment Date.

2 A factor to be calculated as (100 - x) divided by x, whereby “x” is identical to the applicable personal tax rate. For example: If the applicable personal tax rate is 40%, then the factor amounts to (100 - 40) divided by 40 or 1.5. In such case, 40 % of the shares are sold for tax purposes and 1.5 x 40 % or 60 % are transferred to the Beneficiary.

CUSIP NO. N01045108	13D	Page 11 of 20

No interest shall be paid with respect to any payment hereunder.

(3)	The rights of the Beneficiary hereunder shall lapse immediately and without compensation in the event of the opening of insolvency proceedings over the assets of the Beneficiary or the refusal of the opening of such proceedings for lack of assets or in the event that the rights of the Beneficiary hereunder are attached by one of the creditors of the Beneficiary or execution in the rights of the Beneficiary hereunder otherwise takes place and the execution measure is not lifted before the realization of the rights of the Beneficiary hereunder or within three months, whichever is earlier.

§ 2

Taxes, Social Security Contributions and other Charges

All federal, state, local, domestic and foreign taxes and other charges, including (without limitation) wage tax, church tax, solidarity surcharge, VAT, social security taxes and contributions, pension, unemployment, health and care insurance and similar obligations and any interest or penalty thereon, accruing in connection with the grant of the entitlements and/or payments to the Beneficiary shall be borne by the Beneficiary. The Beneficiary shall reimburse the Shareholder and by way of a true contract in favor of a third party (echter Vertrag zugunsten Dritter) Affimed N.V. and its affiliated companies for any taxes and other charges described above accruing in connection with the grant of the entitlements and/or payments to the Beneficiary. The Shareholder and by way of a true contract in favor of a third party Affimed N.V. and its affiliated companies shall have the right to notify the relevant tax and other authorities about the grant of the entitlements and/or any payments to the Beneficiary, including any related amounts, if in their respective determination they are required to do so, and to withhold from the Beneficiary's salary and/or any payments to the Beneficiary hereunder such taxes and other charges as shall be due in connection with the grant of the entitlements and/or any payments to the Beneficiary and to forward such amounts to the relevant tax and other authorities. Any such taxes and other charges not covered by the amount withheld shall be paid directly by the Beneficiary, and the Shareholder and by way of a true contract in favor of a third party Affimed N.V. and its affiliated companies shall be indemnified and held harmless by the Beneficiary from and against any corresponding claims, demands, actions and proceedings, including reasonable attorneys', accountants' and other fees and expenses incurred by them. Upon request, the Beneficiary shall certify to Affimed N.V. and its affiliated companies and to the Shareholder that he has met his obligation to pay taxes and other charges.

CUSIP NO. N01045108	13D	Page 12 of 20

§ 3

Transferability; Inheritance

(1)	The rights of the Beneficiary hereunder are not transferable. In the same way, other disposals of the rights of the Beneficiary hereunder as well as entering into any obligation to dispose of the rights of the Beneficiary hereunder, in particular, without limitation, the grant of sub-participations or the establishment of trusts, the entering into short positions by passing on the rights of the Beneficiary hereunder to third parties as well as similar position-closing transactions which commercially result in a disposal of the rights of the Beneficiary hereunder, are also not permitted. In case of a breach of the preceding provisions, the rights of the Beneficiary hereunder shall lapse immediately and without compensation. In exceptional cases, the Shareholder shall be entitled in his sole and free discretion to approve of a disposal of the rights of the Beneficiary hereunder.

(2)	The rights of the Beneficiary hereunder are freely inheritable. The heirs shall also be subject to the terms and provisions of this Agreement. The heirs shall be obliged to notify their position as heirs to the Shareholder and to legitimize their claim pursuant to § 35 German Land Register Code (GBO). If the rights of the Beneficiary hereunder are jointly owned by a community of heirs (Erbengemeinschaft) or a community of legatees (Vermächtnisnehmer), they shall be obliged to jointly exercise their rights hereunder and to authorize a joint representative for this purpose.

§ 4

No Employment Obligation

Nothing contained herein or in any other document related to the entitlements of the Beneficiary shall imply or infer any right or entitlement on the part of the Beneficiary to any service or employment with Affimed N.V. or its affiliated companies. Without limiting the generality of the foregoing, Affimed N.V.'s and its affiliated companies' right to terminate the service or employment relationship of the Beneficiary at any time for any reason or no reason in accordance with the applicable legal provisions shall not in any way be limited or restricted.

§ 5

Final Provisions

(1)	This Agreement supersedes all prior representations, arrangements, understandings and agreements between the Parties and each of them relating to the subject-matter thereof, and sets forth the entire, complete and exclusive agreement and understanding between the Parties and each of them relating to the subject-matter thereof.

CUSIP NO. N01045108	13D	Page 13 of 20

(2)	Should individual terms of this Agreement be or become invalid or unenforceable or if this Agreement contains gaps, this shall not affect the validity of the remaining terms of this Agreement. In place of the invalid, unenforceable or missing term, such valid term which comes closest to what was intended according to the sense and purpose of the invalid, unenforceable or missing term shall be deemed to have been agreed. Should a term of this Agreement be or become invalid because of the scope or time of performance for which it provides, then the scope or time of performance shall be amended to correspond to such scope or time of performance which comes closest within what is legally permissible.

(3)	Any amendments and additions to this Agreement must be made in writing (including by telefax or email) in order to be effective, to the extent that notarization is not required by applicable law. This shall also apply to a waiver of the written form requirement as well as to a waiver of any right or claim under or in connection with this Agreement.

(4)	This Agreement shall be governed by the laws of the Federal Republic of Germany without regard to the conflicts of laws provisions thereof. To the extent that such an agreement is legally valid, the courts at the registered seat of the Company shall have non-exclusive jurisdiction over this Agreement.

(5)	The Beneficiary hereby confirms that he has carefully read and fully understands all of the provisions of this Agreement, that he knowingly and voluntarily agrees to the terms and conditions of this Agreement and that he has had the opportunity to review this Agreement and to consult with an attorney, tax advisor and financial advisor regarding it. The Beneficiary further confirms that his employer has not made any recommendation in relation to the acceptance of the rights hereunder.

_________________, __________________ Place, Date	_________________________________ (AGUTH Holding GmbH)
_________________, __________________ Place, Date	_________________________________ ([_____])

CUSIP NO. N01045108	13D	Page 14 of 20

Exhibit A

Selling Instructions

Date of Transfer:

Price:

Number of shares to be transferred:

Cash/shares ratio:

Date	Signature

CUSIP NO. N01045108	13D	Page 15 of 20

Exhibit B

Sale Notice

[Date]

[Shareholder (“Shareholder”)
Shareholder Address]

Reference is made to that certain Amended and Restated Carve Out Agreement dated as of [●] by and between Shareholder and [Beneficiary] (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement.

Pursuant to the Agreement, this notice shall constitute notice (a Sale Notice) that [specify number] Trust Shares (the Sale Trust Shares) are anticipated to be sold on [date at least two business days after the date of the Sale Notice] (the Anticipated Payment Date) pursuant to the terms of the Agreement. The Shareholder, upon written notice (including by telefax or email) to the Trustee delivered not later than one business day subsequent to the date of this Sale Notice may elect to transfer to the Trustee cash in the amount of the number of Sale Trust Shares multiplied by the closing price per share of Affimed N.V. on the Nasdaq Global Market on the Anticipated Payment Date in lieu of the Sale Trust Shares being sold.

Sincerely yours,

[Trustee]

[Address details, including email and fax]

CUSIP NO. N01045108	13D	Page 16 of 20

exhibit F

Termination Agreement

by and between

1.	Prof. Dr. Melvyn Little, Immenseeweg 17, 25826 St. Peter-Ording, Germany

2.	Deutsches Krebsforschungszentrum, Im Neuenheimer Feld 280, 69120 Heidelberg, Germany

3.	AGUTH Holding GmbH, Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany

4.	KfW, Ludwig-Erhard-Platz 1-3, 53179 Bonn, Germany

5.	tbg Technologie-Beteiligungs-Gesellschaft mbH, Ludwig-Erhard-Platz 1-3, 53179 Bonn, Germany

6.	SGR Sagittarius Holding AG, Poststrasse 30, 6301 Zug, Switzerland

7.	BioMed Invest I Ltd., St. Peters House, Le Bordage, St. Peter Port, Guernsey GY1 1BR, Channel Islands

8.	OrbiMed Associates III, LP, 601 Lexington Avenue, 54th Floor, New York, NY 10022, USA

9.	OrbiMed Private Investments III, LP, 601 Lexington Avenue, 54th Floor, New York, NY 10022, USA

10.	LSP III Omni Investment Coöperatief U.A., Johannes Vermeerplein 9, 1071 DV Amsterdam, The Netherlands

11.	Novo Nordisk A/S, Novo Allé, 2880 Bagsværd, Denmark

and

12.	Dr. Florian Fischer, Becker-Gundahl-Straße 11a, 81479 Munich, Germany

- hereinafter referred to as the "Beneficiary" -

and

13.	Affimed GmbH, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

- hereinafter referred to as "Affimed GmbH" or the "Company" -

The parties named under 1. to 11. above are hereinafter collectively referred to as the "Shareholders" and each individually as a "Shareholder". The parties named under 1. to 13. above are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

CUSIP NO. N01045108	13D	Page 17 of 20

Preamble

The Shareholders are shareholders of Affimed N.V., Amsterdam, the Netherlands (hereinafter referred to as "Affimed N.V."), and Affimed N.V. in turn is the sole shareholder of Affimed GmbH which came into existence as a result of the conversion (formwechselnde Umwandlung) of the former Affimed Therapeutics AG, Heidelberg, Germany (hereinafter referred to as "Affimed AG") into a GmbH.

The Shareholders (who all used to be shareholders of Affimed AG), the Beneficiary and Affimed GmbH are parties to that certain "Carve Out Agreement" dated September 1, 2014 (hereinafter referred to as the "Original Carve Out Agreement"). The Original Carve Out Agreement had been entered into prior to the closing of the IPO of Affimed N.V. on the Nasdaq Global Market and the reorganization of Affimed AG undertaken in connection therewith resulting in a transfer of all shares in Affimed AG to Affimed N.V. In order to complete an exit of their participation in Affimed AG or a holding company by way of a trade sale, asset deal, merger, reverse take-over or IPO and to maximize the proceeds of such exit, the former shareholders of Affimed AG have granted the Beneficiary (and other beneficiaries) a participation in their proceeds of such exit by virtue of the Original Carve Out Agreement.

On September 17, 2014, the IPO of Affimed N.V. on the Nasdaq Global Market has been closed, so that a Transaction (as defined in the Original Carve Out Agreement) has been Consummated (as defined in the Original Carve Out Agreement) and the Beneficiary shall be entitled to a payment claim against the Shareholders upon the respective Payment Date (as defined in the Original Carve Out Agreement) of such Transaction.

In order to facilitate the administration and settlement of the claims under the Original Carve Out Agreement, the Parties have agreed to terminate the Original Carve Out Agreement for the future and to replace it by individual amended and restated carve out agreements between each of the Shareholders and the Beneficiary.

NOW, THEREFORE, the Parties hereby agree as follows.

§ 1

Termination of the Original Carve Out Agreement

The Parties hereby agree that under the condition precedent (aufschiebende Bedingung) of the execution of an amended and restated carve out agreement by and between each of the Shareholders on the one hand and the Beneficiary on the other hand, in each case in accordance with the final draft attached as Annex to this Termination Agreement (the "Amended and Restated Carve Out Agreements"), the Original Carve Out Agreement shall be terminated and fully replaced by the Amended and Restated Carve Out Agreements for the future; provided, however, that § 8 (1) of the Original Carve Out Agreement shall remain unaffected and in full force and effect, i.e. the Amended and Restated Carve Out Agreements shall also be deemed to implement and totally replace the Interim Grant Agreement dated October 1, 2013 by and between the Beneficiary and the Company which shall be of no further force or effect, and the waiver of the 13,081 stock options granted to the Beneficiary under the Stock Option Equity Incentive Plan 2007 of the Company, as amended, and any and all rights out of or in connection with such stock options and its grant, the termination of the option agreement for the granting of such stock options by mutual agreement and the agreement that no further rights and obligations among the Beneficiary and the Company under or in connection with this option agreement exist shall remain unaffected and in full force and effect.

CUSIP NO. N01045108	13D	Page 18 of 20

§ 2

Final Provisions

§ 8 (2) to (6) of the Original Carve Out Agreement shall apply mutatis mutandis to this Termination Agreement.

_________________,______________________
Place, Date	(Prof. Dr. Melvyn Little)

_________________,______________________
Place, Date	(Deutsches Krebsforschungszentrum)

_________________,______________________
Place, Date	(AGUTH Holding GmbH)

_________________,______________________
Place, Date	(KfW)

_________________,______________________
Place, Date	(tbg Technologie-Beteiligungs-Gesellschaft mbH)

_________________,______________________
Place, Date	(SGR Sagittarius Holding AG)

_________________,______________________
Place, Date	(BioMed Invest I Ltd.)

_________________,______________________
Place, Date	(OrbiMed Associates III, LP)

_________________,______________________
Place, Date	(OrbiMed Private Investments III, LP)

CUSIP NO. N01045108	13D	Page 19 of 20

_________________, ______________________
Place, Date	(LSP III Omni Investment Coöperatief U.A.)

_________________,______________________
Place, Date	(Novo Nordisk A/S)

_________________,______________________
Place, Date	(Dr. Florian Fischer)

_________________,______________________
Place, Date	(Affimed GmbH)

Annex

CUSIP NO. N01045108	13D	Page 20 of 20

EXHIBIT G

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates SGR Sagittarius Holding AG or such other person or entity as is designated in writing by Dr. h.c. Erwin Klaus Tschira (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Frank Mühlenbeck (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

This power of attorney expires on March 31, 2015.

Date: February 10, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Uwe Feuersenger

Name:	Sonja Frech, Uwe Feuersenger

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Dr. h.c. Klaus Erwin Tschira

Name:	Dr. h.c. Klaus Erwin Tschira

Title:	Director

/s/ Dr. h.c. Klaus Erwin Tschira
Dr. h.c. Erwin Klaus Tschira